United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F    ☐

Change of Directors

Departure of Directors and Committee Members

On February 2, 2026, Mr. Alec Tsui notified ATA Creativity Global (the “Company”) of his resignation as an independent director of the Company, a member of the Audit Committee (“Audit Committee”), the Compensation Committee (“Compensation Committee”) and the Nominations Committee (“Nominations Committee”) in each case, of the Company, effective from February 2, 2026.

On February 2, 2026, Ms. Hope Ni notified the Company of her resignation as an independent director of the Company, chair of the Audit Committee and a member of the Compensation Committee in each case, of the Company, effective from February 2, 2026.

Each of Mr. Tsui and Ms. Ni has advised that his or her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Directors and Committee Members

The Board of Directors (“Board”) of the Company appointed, with immediate effect as of February 4, 2026, (i) Mr. Haoyu Wang as an independent director of the Company, chair of the Audit Committee, and a member of the Compensation Committee and the Nominations Committee, and (ii) Ms. Zhiping Feng as an independent director of the Company, chair of the Compensation Committee, and a member of the Audit Committee and the Nominations Committee.

The biographical information of each of the newly appointed directors is as follows:

Mr. Haoyu Wang

Mr. Haoyu Wang currently serves as the investment director of Shenzhen Mingsheng Private Equity Fund Management Co., Ltd. and is engaged in professional investment focusing on hard-tech sectors such as new energy, semiconductors, artificial intelligence, and life sciences. Before that, he worked as an investment manager in Shenzhen Mingsheng Private Equity Fund Management Co., Ltd from 2021 to 2025. From 2015 to 2021, he worked as an auditor of BDO Shu Lun Pan Certified Public Accountants LLP. Mr. Wang is a certified accountant and received a bachelor’s degree in financial management from Guangdong Polytechnic Normal University.

Ms. Zhiping Feng

Ms. Zhiping Feng is currently the corporate finance manager of ETHK Labs Inc. (formerly known as IVD Medical Holding Limited) (HKEX: 01931) where she is responsible for various listed company compliance and capital market matters. Before joining ETHK Labs Inc. in 2025, she worked as an assurance associate of PricewaterhouseCoopers Zhong Tian LLP from 2022 to 2024. She received a master’s degree in finance from the University of Rochezxster and a bachelor’s degree in quantitative economics from the University of California, Irvine.

Mr. Xiaofeng Ma, the chairman of the Board and the chief executive officer of the Company, would like to warmly thank Mr. Alec Tsui and Ms. Hope Ni for their long-standing services and continuous contributions to the Board’s work throughout their time in office, and welcome Mr. Haoyu Wang and Ms. Zhiping Feng as new independent directors of the Company.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: February 4, 2026

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